February 17, 2012

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc.
Registration Statement on Form S-3
Filed January 31, 2012
File No. 333-179257

Dear Mr. Riedler:

On behalf of BioDelivery Sciences International, Inc. (the “Registrant” or “Company”), we are electronically transmitting hereunder a copy of Amendment No. 1 to Form S-3 (the “Amendment”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 17, 2012 together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated February 9, 2012, with respect to our Registration Statement on Form S-3 filed with the Commission on January 31, 2012 (File No. 333-179257). In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

1.	We note that you may issue debt securities under an indenture using this registration statement. Please be advised that you must file this indenture, or at least a form of such indenture, prior to effectiveness.

In response to the Staff’s comment, the Company has filed a form of indenture with Amendment No. 1 and made corresponding changes to the disclosure contained in the Registration Statement under the caption “Description of Securities and Securities We May Offer – Debt Securities.”

2.	Please include the Current Reports on Form 8-K that you filed on January 10, 2011, February 17, 2011 and March 2, 2011 among those documents you are incorporating by reference to this registration statement. Form S-3 requires the incorporation by reference of all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the most recent annual report.

Mr. Jeffrey Riedler

February 17, 2012

In response to the Staff’s comment, we have modified the disclosure on page 18 to the Amendment to include the Current Reports on Form 8-K filed on January 10, 2011, February 17, 2011, March 2, 2011 and February 16, 2012 as part of the documents the Company is incorporating by reference to the Registration Statement.

3.	Your legal counsel states that, in rendering its opinion on the Delaware General Corporation Law, it has “relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us.” This language appears to exclude reported judicial decisions that interpret these statutes and laws, which is not permissible. We refer you to Section II.B.3.c of Staff Legal Bulletin No. 19. Please revise this opinion accordingly.

In response to the Staff’s comment, we have modified and revised the language in the legal opinion filed as Exhibit 5.1 to include judicial decisions that interpret the statutes and laws as part of the materials relied on by counsel in rendering its opinion on Delaware General Corporation Law.

If you have any questions or concerns, please contact me via telephone at (212) 370-1300 or via facsimile at (212) 370-7889.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom, Esq.

cc:	Mark A. Sirgo, Pharm. D.
James A. McNulty, CPA
Barry I. Grossman, Esq.